# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aris Mining Corp, CIK 0001964504
CUSIP: 04040Y109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1021 West Hastings St., Vancouver, British Columbia Canada (A1), V6E 0C3
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000930413-24-003092
Filed by CIK 0001599814

## Reporting persons
- Kopernik Global Investors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,833,270; sole dispositive power 0; shared dispositive power 12,906,244; aggregate amount beneficially owned 12,906,244 (7.4% of the class)
  Comment: Based on 174,543,007 shares of common stock outstanding as set forth on the Toronto Stock Exchange under the symbol "ARIS".
- David B. Iben: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,833,270; sole dispositive power 0; shared dispositive power 12,906,244; aggregate amount beneficially owned 12,906,244 (7.4% of the class)
  Comment: Based on 174,543,007 shares of common stock outstanding as set forth on the Toronto Stock Exchange under the symbol "ARIS".

## Item 1. Issuer
Name of issuer: Aris Mining Corp
Address of issuer's principal executive offices: Suite 2400 - 1021 West Hastings St., Vancouver, BC, Canada V6E 0C3

## Item 2. Person Filing
Name of person filing: This Schedule 13G is jointly filed by Kopernik Global Investors, LLC ("Kopernik Global Investors") and David B. Iben (collectively, the "Reporting Persons"). Kopernik Global Investors is an investment adviser. Mr. Iben is the controlling member and Chief Investment Officer of Kopernik Global Investors.
Address of principal business office or, if none, residence:
Two Harbour Place
302 Knights Run Avenue, Suite 1225
Tampa, FL 33602
Citizenship: Kopernik Global Investors is a limited liability company organized under the laws of Delaware. Mr. Iben is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The Reporting Persons beneficially own, in the aggregate, 12,906,244 shares of Common Stock. None of the securities are held by the Reporting Persons. The filing of this statement shall not be construed as an admission that either of the Reporting Persons is the beneficial owner of any of the securities covered by this Schedule 13G for any other purpose.
Percent of class: The number of shares of Common Stock beneficially owned by the Reporting Persons represents 7.4% of the Issuer's outstanding Common Stock based on 174,543,007 shares of common stock outstanding.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 11,833,270
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 12,906,244

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Securities reported on this Schedule 13G are beneficially owned by investment advisory clients which may include investment companies registered under the Investment Company Act and/or other separately managed accounts. No such person beneficially owns over 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement, dated November 4, 2024, by and between Kopernik Global Investors, LLC and David B. Iben is incorporated herein by reference to Exhibit 99.1 of Schedule 13G filed with the SEC via EDGAR Accession No. 0000930413-24-003092 on November 4, 2024.

99.2 Power of Attorney appointing Sarah L. Bertrand, dated October 25, 2024, signed by David B. Iben is incorporated herein by reference to Exhibit 99.2 of Schedule 13G filed with the SEC via EDGAR Accession No. 0000930413-24-00309 on November 4, 2024.

## Signatures
- Kopernik Global Investors, LLC: /s/ Sarah L. Bertrand, Sarah L. Bertrand/General Counsel and Chief Compliance Officer (05/13/2025)
- David B. Iben: /s/ David B. Iben by Sarah L. Bertrand, power of attorney, David B. Iben by Sarah L. Bertrand, power of attorney (05/13/2025)